SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2018

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release, dated April 30, 2018, entitled "G. Willi-Food International Announces Increased Financial Income and Net Profit in Annual Report on Form 20-F Filed Today Compared to its Previous Press Release Announcing 2017 Financial Results".

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Amir Kaplan
Name: Amir Kaplan
Title: CFO

Date: April 30, 2018

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL ANNOUNCES INCREASED FINANCIAL
INCOME AND NET PROFIT IN ITS ANNUAL REPORT ON FORM 20-F FILED
TODAY COMPARED TO ITS PREVIOUS PRESS RELEASE ANNOUNCING
2017 FINANCIAL RESULTS

YAVNE, Israel, April 30, 2018 /PRNewswire/ -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the "Company" or "Willi-Food"), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced the filing of an Annual Report on Form 20-F that includes changes in the Company's 2017 financial results, including increased financial income and net profit, compared to the 2017 financial results described in the Company's press release, dated March 14, 2018.

The changes result from the receipt by the Company on March 26, 2018 of an amount of USD 1,145 thousand received from a non tradeable related to a bond issuer. As required by International Acounting Standard – IAS10 – "Events after the Reporting Period", the Company recorded in its financial statements for the year ended December 31, 2017 financial income in an amount equal to the payment received.  For more information regarding this non treadeable bond, see "Item 8. Financial information- Legal Proceedings (8)" in our Annual Report on Form 20-F for the year ended December 31, 2017.

The following table summarizes the material changes in the 2017 financial results reported in the Annual Report on Form 20-F filed today compared to the 2017 financial results described in the Company's press release, dated March 14, 2018:

	Press Release of March, 14, 2018	Adjustment	2017 Annual Report on Form	Press Release of March, 14, 2018	Adjustment	2017 Annual Report on Form
	NIS in thousands (except earnings per share)			USD in thousands (except earnings per share)
Financial income	13,967	3,970	17,937	4,028	1,145	5,173
Financial income, Net	10,198	3,970	14,168	2,941	1,145	4,086
Income before taxes	26,963	3,970	30,933	7,776	1,145	8,921
Net profit	21,053	3,970	25,023	6,071	1,145	7,216
Earnings per share	1.58	0.31	1.89	0.46	0.08	0.54

NOTE A: NIS to US$ exchange rate used for convenience only
The conversion from New Israeli Shekels (NIS) into U.S. dollars was made at the exchange rate as of December 31, 2017, on which U.S. $1.00 equaled NIS 3.467. The use of US$ is solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for fiscal year ended December 31, 2017 are presented in accordance with International Financial Reporting Standards (“IFRS”).

Availability of Form 20-F on the Company's web site

The Company's Annual Report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2017, as filed with the Securities and Exchange Commission today, is available on the Company's website (http://www.willi-food.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

Company Contact:
G. Willi - Food International Ltd.
Amir Kaplan, Chief Financial Officer
 (+972) 8-932-1000
amir.k@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.